

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2020

Valentios Valentis
Chairman and Chief Executive Officer
Pyxis Tankers Inc.
59 K. Karamanli Street
15125 Maroussi, Greece

      Re: Pyxis Tankers Inc.
          Registration Statement on Form F-1
          Filed August 13, 2020
          FIle No. 333-245405

Dear Mr. Valentis:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Karina Dorin, Attorney Advisor, at (202) 551-3763 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Energy & Transportation

cc: Keith Billotti